

July 14, 2010

Hal Compton, Jr., CEO
HASCO Medical, Inc.
141 West I-65
Service Road South
Mobile, AL 36693

> **Re: HASCO Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed on May 14, 2010**
> **Form 8-K**
> **Filed on May 19, 2009**
> **File No. 000-52422**

Dear Mr. Compton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis

Critical Accounting Policies – Accounts Receivable, page 12

1. Please expand this discussion in future filings to discuss the nature of the estimates made in recognizing revenue and accounts receivable at their realizable values as a result of the reimbursement environment. Disclose how the estimates are calculated. Disclose also the amount of any adjustments that have been made to revenue and accounts receivable relating to the actual reimbursed amount received during 2009 and 2008. The disclosure may refer to

the detailed information presented in "Reimbursement by Third Party Payors" on pages 13-16 as necessary. Provide us with a copy of your proposed disclosure.

Results of Operations-Years ended December 31, 2009 and 2008, page 17

2. To the extent material to an understanding of your business, revise to disclose the amount of revenue from product sales separately from the amount of rental revenue for each year for which an income statement is required and disclose the reasons for year-to-year changes. Disclose and discuss gross profit for product sales and for rentals if materially different.

 Item 14. Principal Accountant Fees and Services, page 31

3. In the fiscal year ended December 31, 2009, you disclose paying zero audit fees and $41,222 in audit related fees. Please tell us why you paid no audit fees during 2009 or provide revised disclosure. Tell us also whether the audit fee paid in 2008 represents fees for the audit of BBC Graphics of Palm Beach Inc or for the audit of Southern Medical & Mobility (SMM).

Financial Statements

Consolidated Statements of Operations, page F-4

4. We refer you to the gain on extinguishment of debt in the amount of $8,750. Please provide us, and disclose in future filings, a general description of the underlying transaction including the amount of debt extinguished, the consideration paid, other elements and the resulting gain. See FASB ASC 470-50-50-1. Also tell us where the gain is classified in the statement of cash flows.

Consolidated Statement of Changes in Shareholders' Equity, page F-5

5. We note that the S Corp election terminated in June 2008 at the time of the reverse merger. The entire balance of retained earnings or accumulated deficit that remains after any final dividend is paid to the S Corp shareholders must be transferred to Additional Paid-In Capital. Please tell us what the $325,814 reclassification represents and how that amount it was calculated.

6. Please tell us why you have not presented pro forma tax and earnings per share data for 2008 on the face of your historical financial statements as if you had been taxed as a C Corporation beginning January 1, 2008 in order to present comparative periods on a consistent basis. Please quantify the pro forma impact on tax expense and earnings per share in your response.

7. Please tell us how you determined the amounts of the $367,862 credit to Additional Paid-In Capital and the $ 639,066 charge to Retained Earnings as part of the adjustment to record the

reverse merger. Provide the amounts of all significant components and describe their nature in your response.

Consolidated Statement of Cash Flows, page F-6

8. We note this statement and the statement of changes in stockholders' equity presents $898,729 in dividends paid. Please reconcile this disclosure with your statement on page 10 under the heading, "Dividend Policy," that you never paid cash dividends on your common stock. If the dividend is a noncash dividend, delete the item from the statement of cash flows and present it as a separate item within the supplemental schedule of noncash financing and investing activities. Refer to the guidance of FASB ASC 230-10-50-3 through 50-6.

Note 2- Basis of Presentation and Summary of Significant Accounting Policies - Accounts Receivable, page F-10

9. In future filings please disclose the major payor categories of accounts receivable as required by FASB ASC 310-10-50-3. Please provide us with your revised disclosure.

Property and Equipment, page F-11

10. In future filings, revise to disclose how you account for equipment that is rented to customers. Please provide us with your revised disclosure.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

11. Please revise this exhibit in future filings to eliminate all references to "small business issuer" (paragraphs 3-5) as that term is no longer relevant in view of the elimination of Regulation S-B. Confirm to us that you will make this change.

12. In future filings, revise the head note to paragraph 4 and paragraph 4(b) to address internal controls over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K. Confirm to us that you will make this change.

Form 8-K filed on May 14, 2009

13. Please describe to us the terms of the acquisition of SMM by Hasco Holdings LLC ("Hasco") in 2008, the percentage of stock acquired by Hasco and Hasco's method of accounting for the acquisition of SMM. Provide the purchase allocation if this acquisition was a purchase business combination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202)-551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services